United States securities and exchange commission logo





                            July 8, 2021

       Harry E. Sloan
       Chief Executive Officer
       Soaring Eagle Acquisition Corp.
       955 Fifth Avenue
       New York, NY 10075

                                                        Re: Soaring Eagle
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 28, 2021
                                                            File No. 333-256121

       Dear Mr. Sloan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Form S-4 filed June 28, 2021

       Cover page

   1. We note your response to comment 1, which we reissue. Please provide on the cover page the anticipated
post-business combination percentage ownership by holders of New
                                                        Ginkgo Class B common
stock.
       Market and Industry Data, page i

   2. We note your response to comment 2, which we reissue. Your revisions continue to imply an inappropriate
disclaimer of responsibility with respect to third-party information.
                                                        Please revise to
affirmatively state that you are responsible for the disclosure in your registration statement.
 Harry E. Sloan
FirstName   LastNameHarry   E. Sloan
Soaring Eagle  Acquisition Corp.
Comapany
July 8, 2021NameSoaring Eagle Acquisition Corp.
July 8,2 2021 Page 2
Page
FirstName LastName
Risks Related to Our Organizational Structure and Governance
We are not, and do not intend to become, regulated as an "investment company" under the
Investment Company Act of 1940..., page 94

3. We note your response to comment 11. You state that as of March 31, 2021, you have investment securities of approximately $234 million and total assets, exclusive of cash items and U.S. government securities of approximately $807 million. Please provide us with the underlying figures, and assumptions if any, for these calculations and tell us where they are found in your registration statement.
Intellectual Property, page 252

4. We note your response to comment 26, which we reissue. Please revise to identify the processes or methods covered by your patent portfolio and related expiry, and consider providing tabular disclosure in addition to the narrative provided. Be sure to segregate owned or licensed patents and patent applications. We will not object to explanatory disclosure highlighting that Ginkgo is a platform and does not itself sell products.
In-License Agreements, page 253

5. We note your response to comment 25. Please file your agreements with Amyris, Inc. and
         Strateos, Inc. as exhibits to your registration statement or tell us why to believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-51

6. We note your response to comment 32. We note the point in time where the customer obtains control of the commercialization licenses under your agreements is a significant factor in assessing whether the licenses are distinct from the research and development services in contracts that contain both research and development services and licenses. In agreements in which the customer obtains control of the licenses after successful completion of the research and development services, please help us better understand how you determined that the research and development services are distinct from the license pursuant to ASC 606-10-25-19. Please specifically address how the customer benefits from the research and development services without the license.
7. We note your response to comment 34. Of the $147.4 million deferred revenue balance at
         March 31, 2021, we note that Motif, Genomatica, and Allonia represents approximately
         $117.9 million based on your disclosures on page F-128. For these three arrangements, please help us better understand which of the factors existed pursuant to ASC 606-10-32-
         17 to determine that they do not contain a significant financing component. Your response should also address the specific terms of the arrangements that you considered in making this determination and the specific services that these deferred revenue balances relate to under the arrangements.
 Harry E. Sloan
Soaring Eagle Acquisition Corp.
July 8, 2021
Page 3
Note 17. Significant Collaboration Transactions, page F-79

8. We note your response to comment 40. We note you were owed funds by Amyris, Inc. in the form of a $12 million promissory note as well as payments due under a partnership agreement. If this promissory note as well as amounts due under the partnership agreement were not recorded as assets on your balance sheet because there was a corresponding allowance recorded on account of collectability concerns pursuant to ASC
      310, please further clarify in your disclosures. Alternatively, please further explain why these payments are being recorded as income as cash is received.
       You may contact Nudrat Salik at 202-551-3692 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameHarry E. Sloan
                                                             Division of
Corporation Finance
Comapany NameSoaring Eagle Acquisition Corp.
                                                             Office of Life
Sciences
July 8, 2021 Page 3
cc:       Jonathan Rochwarger, Esq.
FirstName LastName